UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ______)*

Pharmasset, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

71715N106

(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lumira Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,222,322
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 1,222,322
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,222,322
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.74%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lumira Capital Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 677,905
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 1,222,322
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,222,322
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.74%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lumira Capital I Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 677,905
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 677,905
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 677,905
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.18%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lumira Capital I (GP) Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 677,905
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 677,905
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 677,905
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.18%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lumira Capital I Quebec Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 238,837
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 238,837
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 238,837
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.12%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lumira Capital I (QGP) Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 238,837
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 238,837
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 238,837
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.12%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MLII Co-Investment Fund NC Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 305,580
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 305,580
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 305,580
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.43%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MLII (NCGP) Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 305,580
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 305,580
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 305,580
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.43%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Schedule 13G

Item 1(a).	Name of Issuer: Pharmasset, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
303-A College Road East, Princeton, NJ 08540

Item 2(a).
Names of Persons Filing: This statement is filed by: (i) Lumira Capital Corp., an Ontario corporation, with respect to shares of common stock of the Issuer (“Shares”) beneficially owned by Lumira Capital I Limited Partnership, Lumira Capital I Quebec Limited Partnership, MLII Co-Investment Fund NC Limited Partnership, Lumira Capital I (GP) Inc., Lumira Capital I (QGP) Inc., and MLII (NCGP) Inc.; (ii) Lumira Capital Management Corp., an Ontario corporation, with respect to Shares beneficially owned by Lumira Capital I Limited Partnership, Lumira Capital I Quebec Limited Partnership, and MLII Co-Investment Fund NC Limited Partnership; (iii) Lumira Capital I Limited Partnership, an Ontario limited partnership, with respect to Shares beneficially owned by it; (iv) Lumira Capital I (GP) Inc., an Ontario corporation, with respect to shares beneficially owned by Lumira Capital I Limited Partnership, of which it is the general partner, (v) Lumira Capital I Quebec Limited Partnership, a Quebec limited partnership, with respect to Shares beneficially owned by it; (vi) Lumira Capital I (QGP) Inc., a Quebec corporation, with respect to Shares beneficially owned by Lumira Capital I Quebec Limited Partnership, of which it is the general partner, (vii) MLII Co-Investment Fund NC Limited Partnership, an Ontario limited partnership, with respect to Shares beneficially owned by it; and (viii) MLII (NCGP) Inc., an Ontario corporation, with respect to Shares beneficially owned by MLII Co-Investment Fund NC Limited Partnership, of which it is the general partner.

Lumira Capital I (GP) Inc., Lumira Capital I (QGP) Inc., and MLII (NCGP) Inc. are wholly-owned subsidiaries of Lumira Capital Corp.

As a result of certain relationships, each of the Reporting Persons may be deemed to directly and/or indirectly beneficially own up to 1,222,322 Shares, representing in the aggregate approximately 5.74% of the outstanding Shares, based on the number of Shares reported to be outstanding as of November 30, 2007 in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 30, 2007. Each Reporting Person disclaims beneficial ownership of any securities beneficially owned by any other Reporting Person.

The Reporting Persons may be deemed to constitute a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), with respect to their beneficial ownership of the Shares.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal office of (i) Lumira Capital Corp. is 20 Bay Street, 11th Floor, Toronto, Ontario, M5J 2N8; (ii) Lumira Capital Management Corp. is 20 Bay Street, 11th Floor, Toronto, Ontario M5J 2N8; (iii) Lumira Capital I Limited Partnership is 20 Bay Street, 11th Floor, Toronto, Ontario M5J 2N8; (iv) Lumira Capital I (GP) Inc. is 20 Bay Street, 11th Floor, Toronto, Ontario M5J 2N8; (v) Lumira Capital I Quebec Limited Partnership is 1550 Metcalfe Street, Suite 502, Montreal, Quebec H3A 1X6; (vi) Lumira Capital I (QGP) Inc. is 1550 Metcalfe Street, Suite 502, Montreal, Quebec H3A 1X6; (vii) MLII Co-Investment Fund NC Limited Partnership is 20 Bay Street, 11th Floor, Toronto, Ontario M5J 2N8; and (viii) MLII (NCGP) Inc. is 20 Bay Street, 11th Floor, Toronto, Ontario M5J 2N8.

Item 2(c).	Citizenship:

Lumira Capital Corp., Lumira Capital Management Corp., Lumira Capital I (GP) Inc., and MLII (NCG) Inc. are Ontario corporations. Lumira Capital I Limited Partnership and MLII Co-Investment Fund NC Limited Partnership are Ontario limited partnerships. Lumira Capital I Quebec Limited Partnership is a Quebec limited partnership. Lumira Capital I (QG) Inc. is a Quebec corporation.

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 71715N106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Item 4.	Ownership.

Reference is made to Items 5 - 11 on Pages 2 to 10 inclusive of this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

(a) Not applicable

(b) Not applicable

Signatures

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated: February 13, 2008

Lumira Capital Corp.

By:	/s/	Graysanne Bedell	By:	/s/	Stephen Cummings

Name:		Graysanne Bedell	Name:		Stephen Cummings
Title:		Vice-President, Legal, & Secretary	Title:		Chief Financial Officer

Lumira Capital Management Corp.

By:	/s/	Graysanne Bedell	By:	/s/	Stephen Cummings

Name:		Graysanne Bedell	Name:		Stephen Cummings
Title:		Vice-President, Legal, & Secretary	Title:		Vice-President, Finance

Lumira Capital I Limited Partnership, by its General Partner, Lumira Capital I (GP) Inc.

By:	/s/	Graysanne Bedell	By:	/s/	Stephen Cummings

Name:		Graysanne Bedell	Name:		Stephen Cummings
Title:		Vice-President & Secretary	Title:		Chief Financial Officer

Lumira Capital I (GP) Inc.

By:	/s/	Graysanne Bedell	By:	/s/	Stephen Cummings

Name:		Graysanne Bedell	Name:		Stephen Cummings
Title:		Vice-President & Secretary	Title:		Chief Financial Officer

Lumira Capital I Quebec Limited Partnership, by its General Partner, Lumira Capital I (QGP) Inc.

By:	/s/	Graysanne Bedell	By:	/s/	Stephen Cummings

Name:		Graysanne Bedell	Name:		Stephen Cummings
Title:		Vice-President & Secretary	Title:		Vice-President, Finance

Lumira Capital I (QGP) Inc.

By:	/s/	Graysanne Bedell	By:	/s/	Stephen Cummings

Name:		Graysanne Bedell	Name:		Stephen Cummings
Title:		Vice-President & Secretary	Title:		Vice-President, Finance

MLII Co-Investment Fund NC Limited Partnership, by its General Partner, MLII (NCGP) Inc.

By:	/s/	Graysanne Bedell	By:	/s/	Stephen Cummings

Name:		Graysanne Bedell	Name:		Stephen Cummings
Title:		Vice-President & Secretary	Title:		Vice-President, Finance

MLII (NCGP) Inc.

By:	/s/	Graysanne Bedell	By:	/s/	Stephen Cummings

Name:		Graysanne Bedell	Name:		Stephen Cummings
Title:		Vice-President & Secretary	Title:		Vice-President, Finance